05037872

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECD S.E.C.
FEB 28 2005
603

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51519

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-04 (MM/DD/YY) AND ENDING 12-31-04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CPFG Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Independence Cir #101
(No. and Street)

Chico | CA | 95973
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bruce Johnson 530-892-1284
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Matson & Isom
(Name – *if individual, state last, first, middle name*)

Po Box 1638 | Chico | CA | 95927
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Bruce Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CPFG Securities, as of March 15, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LOURIE L. DROUILLARD
Commission # 1415591
Notary Public - California
Butte County
My Comm. Expires May 4, 2007

[Signature]
Signature

President
Title

[Signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CPFG SECURITIES, INC.

Chico, California

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION WITH INDEPENDENT AUDITORS' REPORT

December 31, 2004 and 2003

Matson and Isom

	Page Number
FINANCIAL INFORMATION	
Independent Auditors' Report	1
Statements of Financial Condition	2
Statements of Income	3
Statements of Changes in Stockholder's Equity	4
Statements of Cash Flows	5
Notes to the Financial Statements	6
SUPPLEMENTAL INFORMATION	
Schedule 1 - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	9

matson and isom

Founded in 1962 by Robert M. Matson and W. Howard Isom

Chico
3013 Ceres Avenue
P.O. Box 1638
Chico, CA 95927-1638
Phone (530) 891-6474
Fax (530) 893-6689

Redding
1255 East Street, Suite 202
P.O. Box 991891
Redding, CA 96099-1891
Phone (530) 244-4980
Fax (530) 244-4983

www.matson-isom.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
CPFG Securities, Inc.
Chico, California

We have audited the accompanying statements of financial condition of CPFG Securities, Inc. (the Company), as of December 31, 2004 and 2003, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended, that you are filing pursuant to SEC Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements of the Company taken as a whole. The information contained in Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by SEC Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Matson and Isom

January 10, 2005

December 31	2004	2003
ASSETS		
CURRENT ASSETS		
Cash	$ 6,953	$ 8,662
Commission receivable	2,738	-
Notes receivable	691	1,491
Prepaid expenses	15,133	14,749
Total Current Assets	25,515	24,902
OTHER ASSETS		
Deposits	3,541	3,541
Total Other Assets	3,541	3,541
Total Assets	$ 29,056	$ 28,443
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 1,908	$ -
Total Current Liabilities	1,908	-
Total Liabilities	1,908	-
STOCKHOLDER'S EQUITY		
Capital stock, $.01 par value, 1,000 authorized; 300 shares issued and outstanding	3	3
Paid-in capital	187,634	108,934
Retained deficit	(160,489)	(80,494)
Total Stockholder's Equity	27,148	28,443
Total Liabilities and Stockholder's Equity	$ 29,056	$ 28,443

The accompanying notes are an integral part of these financial statements.

Years Ended December 31	2004	2003
REVENUES		
Fees and commissions	$ 18,909	$ 109,778
EXPENSES		
Employee compensation and benefits	31,701	16,391
Commissions	12,721	35,435
Dues and memberships	1,450	4,481
Office expenses	3,851	4,427
Professional fees	8,856	10,709
Rents	1,381	10,987
Travel and promotion	564	3,772
License and registration fees	27,076	36,768
Insurance	10,536	11,649
Total Expenses	98,136	134,619
Operating Loss	(79,227)	(24,841)
OTHER INCOME		
Interest income	32	1,001
Loss Before Income Taxes	(79,195)	(23,840)
PROVISION FOR INCOME TAXES	800	2,000
Net Loss	$ (79,995)	$ (25,840)

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

	Capital Stock				
	Common Shares	Amount	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balance at December 31, 2002	300	$ 3	$ 93,934	$ (54,654)	$ 39,283
Net loss	-	-	-	(25,840)	(25,840)
Capital contributed	-	-	15,000	-	15,000
Balance at December 31, 2003	300	3	108,934	(80,494)	28,443
Net loss	-	-	-	(79,995)	(79,995)
Capital contributed	-	-	78,700	-	78,700
Balance at December 31, 2004	300	$ 3	$ 187,634	$ (160,489)	$ 27,148

The accompanying notes are an integral part of these financial statements.

Years Ended December 31	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (79,995)	$ (25,840)
Adjustments to reconcile net loss to net cash used by operating activities:		
Changes in:		
Accounts receivable	(2,738)	-
Prepaid expenses	(384)	7,263
Accounts payable	1,908	-
Net Cash Used by Operating Activities	(81,209)	(18,577)
CASH FLOWS FROM INVESTING ACTIVITIES		
Collections on notes receivable	800	4,419
Net Cash Provided by Investing Activities	800	4,419
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributed	78,700	15,000
Net Cash Provided by Financing Activities	78,700	15,000
Net Increase (Decrease) in Cash	(1,709)	842
Cash - Beginning of Year	8,662	7,820
Cash - End of Year	$ 6,953	$ 8,662
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash Paid for Income Taxes	$ -	$ 2,000

The accompanying notes are an integral part of these financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization CPFG Securities, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). The Company is engaged in a single line of business as a securities broker-dealer in variable universal life insurance policies. The Company is a Delaware corporation that is a wholly-owned subsidiary of Capital Partners Funding Group. Capital Partners Funding Group established and has continued to contribute capital to the Company so that it will be available to broker variable universal life insurance policies for a charitable endowment program as of December 31, 2004. The program is not yet operating.

Cash and Cash Equivalents Cash and cash equivalents include highly liquid investments, such as money market accounts, with maturities of 90 days or less when acquired. Cash is deposited in bank accounts insured by the Federal Depository Insurance Corporation. It is customary for balances to temporarily exceed the insurance limits.

Commission Receivable The Company considers commission receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

Income Taxes Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Deferred tax benefits are reduced by a valuation allowance for any benefits that, in the opinion of management, are not likely to be realized.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. CONCENTRATIONS

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. Additionally, the fees from one company comprised 100% of revenues in 2004 and 2003.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company has net capital of $6,953 that is $1,953 in excess of its required minimum net capital of $5,000. The Company has liabilities of $1,908 as of December 31, 2004; thus the ratio of aggregate indebtedness is .27 to 1.

4. INCOME TAX PROVISION

The provision for income taxes for the years ended December 31, 2004 and 2003, consists of State income tax expenses of $800 and $2,000, respectively.

For the year ended December 31, 2004, the Company has available net operating loss carryforwards totaling approximately $168,000 and $133,000 to offset future federal and California taxable income, respectively. The net operating loss carryforwards begin to expire in 2022 and 2012. Net deferred tax benefits totaling approximately $35,000 have been fully reserved by a valuation allowance.

5. OPERATING LEASES

In December 2000, the Company leased an automobile from an unrelated party under a noncancelable operating lease. The lease expired in February 2004. The aggregate rent expense for the years ended December 31, 2004 and 2003, is $1,381 and $10,987, respectively.

6. CONTINGENCIES

In 2002, the Company agreed to provide security for a $1,000,000 note payable from Capital Partners Funding Group, its sole shareholder, to a third party. The agreement provides the third party security interest and right to offset any commissions, renewal commissions, overrides, bonuses and any other compensation due the Company from the third party or any Company affiliated with it. The debt is considered to be in default in the event that Capital Partners Funding Group fails to make timely payments in accordance with the note. As of December 31, 2004, Capital Partners Funding Group has made all payments required by the third party.

SUPPLEMENTAL INFORMATION

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2004

	Filed Focus Report Part IIA	Audit Adjustments	Total
NET CAPITAL			
Total stockholder's equity	$ 42,360	$ (15,212)	$ 27,148
Deduct stockholder's equity not allowable for net capital	-	-	-
Total Stockholder's Equity Qualified for Net Capital	42,360	(15,212)	27,148
Add:			
Other (deductions) or allowable credits:	-	-	-
Total Capital and Allowable Subordinated Borrowings	42,360	(15,212)	27,148
Deductions and/or charges:			
Nonallowable assets:			
Non-allowable receivable and other assets	(35,492)	15,297	(20,195)
Net Capital Before Haircuts on Securities Positions	6,868	85	6,953
Haircuts on securities	-	-	-
Net Capital	$ 6,868	$ 85	$ 6,953
Items included on balance sheet:			
Accounts payable	$ -	$ 1,908	$ 1,908
Income taxes payable	-	-	-
Total Aggregate Indebtedness	$ -	$ 1,908	$ 1,908
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT			
Minimum Net Capital Required:			
Net Capital Total	$ 5,000	$ -	$ 5,000
Excess Net Capital	$ 1,868	$ 85	$ 1,953
Ratio: Aggregate Indebtedness to Net Capital	-		0.27

CPFG Securities, Inc. has amended the December 31, 2004, Focus Report to reflect the changes above due to the proposed audit adjustments.

CPFG SECURITIES, INC.

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

December 31, 2004

Matson and Isom

matson and isom

Founded in 1962 by Robert M. Matson and W. Howard Isom

Chico
3013 Ceres Avenue
P.O. Box 1638
Chico, CA 95927-1638
Phone (530) 891-6474
Fax (530) 893-6689

Redding
1255 East Street, Suite 202
P.O. Box 991891
Redding, CA 96099-1891
Phone (530) 244-4980
Fax (530) 244-4983

www.matson-isom.com

Board of Directors
CPFG Securities, Inc.
Chico, California

In planning and performing our audit of the financial statements and supplemental schedules of CPFG Securities, Inc. (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of *Federal Reserve Regulation T* of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Matson and Isom

January 10, 2005

CPFG SECURITIES, INC.

REPORT TO THE BOARD OF DIRECTORS

December 31, 2004

Matson and Isom

matson and isom

Founded in 1962 by
Robert M. Matson
and W. Howard Isom

Chico
3013 Ceres Avenue
P.O. Box 1638
Chico, CA 95927-1638
Phone (530) 891-6474
Fax (530) 893-6689

Redding
1255 East Street, Suite 202
P.O. Box 991891
Redding, CA 96099-1891
Phone (530) 244-4980
Fax (530) 244-4983

www.matson-isom.com

Board of Directors
CPFG Securities, Inc.

We have audited the financial statements of CPFG Securities, Inc. (the Company), for the year ended December 31, 2004, and have issued our report thereon dated January 10, 2005. Professional standards require that we provide you with the following information related to our audit.

Our Responsibility Under Generally Accepted Auditing Standards

As stated in our engagement letter dated December 16, 2004, our responsibility, as described by professional standards, is to plan and perform our audit to obtain reasonable, but not absolute, assurance that the financial statements are free of material misstatement and are fairly presented in accordance with accounting principles generally accepted in the United States of America. Because of the concept of reasonable assurance and because we did not perform a detailed examination of all transactions, there is a risk that material errors, irregularities, or illegal acts, including fraud and defalcations, may exist and not be detected by us.

As part of our audit, we considered the internal control of the Company. Such considerations were solely for the purpose of determining our audit procedures and not to provide any assurance concerning such internal control.

Significant Accounting Policies

Management has the responsibility for selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The significant accounting policies used by the Company are described in note 1 to the financial statements. We noted no transactions entered into by the Company during the year that were both significant and unusual, and of which, under professional standards, we are required to inform you, or transactions for which there is a lack of authoritative guidance or consensus.

Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected.

Significant Audit Adjustments

For purposes of this letter, professional standards define a significant audit adjustment as a proposed correction of the financial statements that, in our judgment, may not have been detected except through our auditing procedures. These adjustments may include those proposed by us, but not recorded by the Company, that could potentially cause future financial statements to be materially misstated, even though we have concluded that such adjustments are not material to the current financial statements. There are audit adjustments, that in our judgment, indicate matters that could have a significant effect on the Company's financial reporting process. These adjustments have been described in our letter to Bruce Johnson dated January 10, 2005.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principal to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Issues Discussed Prior to Retention of Independent Auditors

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

This information is intended solely for the use of the Board of Directors, and management of CPFG Securities, Inc., and should not be used for any other purpose.

Watson and Isom

January 10, 2005